Via Facsimile and U.S. Mail
Mail Stop 6010


November 23, 2005


Ms. Janice Clark
Chief Financial Officer
Stellar Pharmaceuticals Inc.
544 Egerton St
London, Ontario Canada
N5W 3Z8

Re:	Stellar Pharmaceuticals Inc.
	Form 10-KSB for the fiscal year ended December 31, 2004
	File No. 000-31198

Dear Ms. Clark:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Management`s Discussion and Analysis or Plan of Operation, page 22

Research and Development, page 24

1. The discussion of research and development costs states that a significant driver in the increase was related to "manufacturing development costs associated with the move of its manufacturing processes to Dalton." Please explain to us what exactly this means.
Also include a discussion of why these costs are appropriate to be included in research and development.


Item 8a.  Controls and Procedures, page 28

2. Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness (not adequacy) of your disclosure controls and procedures "as of the end of the period covered by the report." Please tell us as to what conclusion your certifying officers reached as to the effectiveness of your disclosure controls and procedures.

Notes to Financial Statements, page 6

Summary of Significant Accounting Policies - Foreign Currency
Translation

3. `Please clarify for us whether your policy is describing your accounting for translation of foreign currency financial statements
(paragraphs 12 through 14 of FAS 52) or that of foreign currency transactions (paragraph 15 of FAS 52). Provide us in disclosure-type format these clarifying disclosures as well as disclosures required by paragraphs 30 and 31, as applicable.

`      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-
3614
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,




Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Ms. Janice Clark
Stellar International, Inc.
November 23, 2005
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